FEDERAL INSURANCE COMPANY

Endorsement No:	9

Bond Number:	81381508

NAME OF ASSURED:    STERLING CAPITAL FUNDS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

STERLING CAPITAL FUNDS

STERLING CAPITAL BEHAVIORAL LARGE CAP VALUE EQUITY FUND

STERLING CAPITAL MID VALUE FUND

STERLING CAPITAL BEHAVIORAL SMALL CAP VALUE EQUITY FUND

STERLING CAPITAL SPECIAL OPPORTUNITIES FUND

STERLING CAPITAL EQUITY INCOME FUND

STERLING CAPITAL ULTRA SHORT BOND FUND

STERLING CAPITAL SHORT DURATION BOND FUND

STERLING CAPITAL INTERMEDIATE U.S. GOVERNMENT FUND

STERLING CAPITAL TOTAL RETURN BOND FUND

STERLING CAPITAL CORPORATE FUND

STERLING CAPITAL SECURITIZED OPPORTUNITIES FUND

STERLING CAPITAL KENTUCKY INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL MARYLAND INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL NORTH CAROLINA INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL SOUTH CAROLINA INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL VIRGINIA INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL WEST VIRGINIA INTERMEDIATE TAX-FREE FUND

STERLING CAPITAL DIVERSIFIED INCOME FUND

STERLING CAPITAL STRATEGIC ALLOCATION BALANCED FUND

STERLING CAPITAL STRATEGIC ALLOCATION GROWTH FUND

STERLING CAPITAL VARIABLE INSURANCE FUNDS

STERLING CAPITAL EQUITY INCOME VARIABLE INSURANCE FUND

STERLING CAPITAL SPECIAL OPPORTUNITIES VARIABLE INSURANCE FUND

STERLING CAPITAL TOTAL RETURN BOND VARIABLE INSURANCE FUND

STERLING CAPITAL BEHAVIORAL INTERNATIONAL EQUITY FUND

STERLING CAPITAL LONG/SHORT EQUITY FUND

STERLING CAPITAL STRATTON MID CAP VALUE FUND

STERLING CAPITAL STRATTON REAL ESTATE FUND

STERLING CAPITAL STRATTON SMALL CAP VALUE FUND

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2015.

ICAP Bond
Form 17-02-6272 (Ed . 8-04)	Page 1

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2015	By
Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 2